Exhibit 99.1

Icon Energy Corp. Provides Commercial Update

Athens, Greece, December 17, 2025 (GLOBE NEWSWIRE) - Icon Energy Corp. (“Icon” or the “Company”) (Nasdaq: ICON), an international shipping company providing worldwide seaborne transportation services for dry bulk cargoes via its fleet of oceangoing vessels, provides a commercial update on earnings and vessel employment.

Vessel Employment Updates

In December 2025, we extended the time charter of the M/V Alfa with an international commodity trading conglomerate for an indefinite period, expiring upon three months’ notice by either party but not earlier than July 2026. Enjoying the continued support of our charterers, the vessel will remain fully utilized and continue earning hire at a floating daily hire rate linked to the Baltic Panamax Index.

Fleet

We generate revenues by chartering our vessels to regional and international dry bulk operators, commodity traders and end users. As of the date hereof, our fleet comprised of the following dry bulk vessels:

Charter expiration
Vessel name	Vessel type	Employment type	Earliest	Latest
Alfa	Panamax	Index-linked time charter	July 2026	Evergreen *
Bravo	Kamsarmax	Index-linked time charter	March 2026	Evergreen *
Charlie	Ultramax	Index-linked time charter **	March 2026	July 2026
*	There is no set maximum period and the charter expires upon 3 months’ notice by either party
**	In addition to the floating daily hire rate, we also receive part of the fuel cost savings to be realized by the charterer through the use of the vessel’s scrubber

Market Commentary

All of our vessels are currently employed on time charters, earning hire at floating daily rates linked to the Baltic Panamax Index and the Baltic Supramax Index, a strategy that allowed us to benefit directly from the strengthening of the charter market during 2025.

As a result, the gross hire rate earned by each of our vessels during the third quarter of 2025 averaged approx. $15,450 per day, up 41% from approx. $10,900 in the preceding quarter and up 21% from approx. $12,800 in the third quarter of 2024.

This translated into higher vessel earnings and, coupled with the expansion of our fleet with the addition of the M/V Charlie in June 2025 and the M/V Bravo in August 2024, drove revenues to $4.2 million in the third quarter of the year — more than double the $2.0 million recorded in the preceding quarter and close to five times the $0.9 million generated during the third quarter of 2024.

So far in the fourth quarter of 2025, our vessels have been earning an average gross hire rate of approx. $15,750 per vessel per day. Market sentiment and dry bulk supply-demand fundamentals remain healthy, and we are optimistic that the current uptrend will extend into 2026, further improving cash flow generation and encouraging our continued pursuit of accretive growth opportunities.

About Icon Energy Corp.

Icon is an international shipping company that provides worldwide seaborne transportation services for dry bulk cargoes via its fleet of oceangoing vessels. Icon maintains its principal executive office in Athens, Greece, and its common shares trade on the Nasdaq Capital Market under the symbol “ICON.”

Cautionary Note Regarding Forward Looking Statements

This communication contains “forward-looking statements.” Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions that are other than statements of historical fact are forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant risks, uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, the Company cannot provide assurance that it will achieve or accomplish these expectations, beliefs or projections. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons, including as described in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”). As a result, you are cautioned not to unduly rely on any forward-looking statements, which speak only as of the date of this communication. Factors that could cause actual results to differ materially from those discussed in the forward-looking statements include, among other things: the Company’s future operating or financial results; the Company’s liquidity, including its ability to service any indebtedness; changes in shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations; broader market impacts arising from war (or threatened war) or international hostilities; risks associated with pandemics; and other factors listed from time to time in the Company’s filings with the SEC. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. You should, however, review the factors and risks the Company describes in the reports it files and furnishes from time to time with the SEC, which can be obtained free of charge on the SEC’s website at www.sec.gov.

Contact Information

Icon Energy Corp.
Dennis Psachos
Chief Financial Officer
+30 211 88 81 300
ir@icon-nrg.com
www.icon-nrg.com